UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: July 1, 2000 to September 30, 2000

In the matter of:

CENTRAL AND SOUTH WEST CORPORATION, ET AL

        This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period July 1, 2000 through September 30, 2000.

The requested information for the third quarter of 2000 is as follows:

______________________________________________________________________________________________
                            CPL             PSO           SWEPCO           WTU          TOTAL
______________________________________________________________________________________________

LIST OF
MUNICIPALITIES TO          None            None            None            None          None
WHICH SERVICES WERE
PROVIDED
______________________________________________________________________________________________

AMOUNT OF REVENUES
RECEIVED                   None            None            None            None          None
______________________________________________________________________________________________

EXPENSES INCURRED          None            None            None            None          None
______________________________________________________________________________________________

                                                 S I G N A T U R E

        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the
utilities have duly caused this report to be signed on their behalf on this 10th day of November 2000.

                                                    Central Power and Light Company
                                                    Public Service Company of Oklahoma
                                                    Southwestern Electric Power Company
                                                    West Texas Utilities Company
                                                    /s/ Armando Pena
                                                    Armando Pena
                                                    Treasurer